Exhibit 12.1
Computation of Ratios
The computation of ratio of earnings to fixed charges for the six months ended June 30, 2006 and the years ended December 31, 2005, 2004, 2003, 2002 and 2001 are as follows:

	Six Months
	Ended June 30,	Years Ended December 31,
(Millions)	2006	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)

Pretax income (loss) from continuing operations	$1,194.8	$2,453.3	$1,760.0	$1,378.7	$495.6	$(395.5	)(2)
Add back fixed charges	94.3	177.5	165.5	161.1	178.3	218.8

Income (loss), as adjusted	$1,289.1	$2,630.8	$1,925.5	$1,539.8	$673.9	$(176.7)

Fixed charges:
Interest on indebtedness	$67.3	$122.8	$104.7	$102.9	$119.5	$142.8
Portion of rents representative of interest factor	27.0	54.7	60.8	58.2	58.8	76.0

Total fixed charges	$94.3	$177.5	$165.5	$161.1	$178.3	$218.8

Ratio of earnings to fixed charges	13.67	14.82	11.63	9.56	3.78	(.81	) (2)

(1)	Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 Revised, “Share-Based Payment”, applying the modified-retrospective approach. Accordingly, all prior period financial information was adjusted to reflect our stock-based compensation activity since 1995.

(2)	Pretax loss from continuing operations for the year ended December 31, 2001 reflects a severance and facilities charge of $192.5 million. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0 was approximately $395.5 million.